SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. __)

WORLD ENERGY SOLUTIONS, INC.
(Name of Issuer)

Common Stock, Par Value $0.0001 per share
(Title of Class of Securities)

98145W208
(CUSIP Number)

Carolyn Oldenburg, Esquire, World Energy Solutions, Inc.
446 Main Street, Worcester, MA 01608
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

(Page 1 of 8 Pages)

CUSIP No. 98145W208	13D	Page 2 of 8

1	NAMES OF REPORTING PERSONS. Richard Domaleski
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,439,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,439,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,439,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 16.9%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 98145W208	13D	Page 3 of 8

1	NAMES OF REPORTING PERSONS. Dana Domaleski, Trustee, and David T. Bunker, Trustee, of Roman Holdings Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 475,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 475,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 475,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 98145W208	13D	Page 4 of 8

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, par value $.0001 per share (the "Shares") of World Energy Solutions, Inc., a Delaware corporation (the "Issuer") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The address of the principal executive offices of the Issuer is 446 Main Street, Worcester, MA 01608.

Item 2.  Identity and Background

I.          (a)   Richard Domaleski

            (b)   446 Main Street, Worcester, MA 01608

            (c)   CEO and Director of Issuer

            (d)   No.

            (e)   No.

            (f)   U.S.

II.        (a)   Roman Holdings Trust (Dana Domaleski, Trustee, and David T. Bunker, Trustee)

            (b)   c/o 446 Main Street, Worcester, MA 01608

            (c)   None.

            (d)   No.

            (e)   No.

            (f)   n/a

CUSIP No. 98145W208	13D	Page 5 of 8

Item 3.  Source and Amount of Funds or Other Consideration

On January 1, 2001, the Issuer issued 19,000,000 shares to Roman Holdings Trust as an original issuance, and on November 8, 2001, the Issuer issued 145,000 shares to Richard Domaleski as an original issuance.  The shares were issued to Roman Holdings Trust and Richard Domaleski as founders of the Issuer.

Item 4.  Purpose of Transaction

Richard Domaleski is CEO and Director of the Issuer. Dana Domaleski and David T. Bunker, each a Trustee of Roman Holdings Trust (“Roman Holdings Trust”), are not otherwise affiliated or related to the Issuer.  Richard Domaleski and Roman Holdings Trust are collectively referred to herein as the "Reporting Persons".

The Reporting Persons disclaim the existence of a group. The Reporting Persons have no contracts, arrangements, understandings, or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

The Reporting Persons do not have any current plans or proposals other than in the performance of Richard Domaleski’s fiduciary duties as CEO and Director of the Issuer which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer,  or the disposition of securities of the Issuer; (b) an extraordinary  corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above. As directors and officers of the Issuer, however, and in the exercise of their fiduciary duty, the Reporting Persons will from time to time review all opportunities available to the Issuer, including any of the actions listed above.

CUSIP No. 98145W208	13D	Page 6 of 8

Item 5.  Interest in Securities of the Issuer

(a)
As of April 24, 2009, each of the Reporting Persons owned the number of Shares listed below. The percentage of class is computed on the basis of 8,517,305 issued and outstanding Shares as of April 1, 2009:

Name Number of Shares % of Class Richard Domaleski 1,439,500 16.9% Roman Holdings Trust 475,000 5.6%

(b)	Each Reporting Person has voting and dispositive power with respect to all Shares held by such person.

(c)	During the sixty-day period ended as of the date hereof, no Reporting Person has purchased any Shares in the open market.

(d)	No person other than the Reporting Persons referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Shares.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons entered into an Agreement to File Joint Schedule 13D.  Except with respect to such agreement, as described above, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) among them or with any other person with respect to the securities of the Issuer, including, but not limited to, the transfer or voting of any of the Shares.

Item 7.  Material to be Filed as Exhibits

The following exhibit is attached to this Schedule 13D:

Agreement to File Joint Schedule 13D dated April 24, 2009

CUSIP No. 98145W208	13D	Page 7 of 8

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 24, 2009

/s/ Richard Domaleski
Richard Domaleski

ROMAN HOLDINGS TRUST

By:	/s/ Dana Domaleski
Dana Domaleski, Trustee

By:	/s/ David T. Bunker
David T. Bunker, Trustee

CUSIP No. 98145W208	13D	Page 8 of 8

AGREEMENT AS TO JOINT FILING OF SCHEDULE 13D

Each of the undersigned hereby affirms and agrees that this 13D is filed on his or its behalf.

Dated:    April 24, 2009

/s/ Richard Domaleski
Richard Domaleski

ROMAN HOLDINGS TRUST

By:	/s/ Dana Domaleski
Dana Domaleski, Trustee

By:	/s/ David T. Bunker
David T. Bunker, Trustee